# SEC Schedule 13D/A (Amendment No. 29) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CENTURY ALUMINUM COMPANY, CIK 0000949157
CUSIP: 156431108
Title of class of securities: Common Stock, $0.01 Par Value
Address of issuer's principal executive offices: One South Wacker Drive, Suite 1000, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 11/10/2025
Amends the filing with accession number 0000891554-01-502049
Filed by CIK 0001032383
Persons authorized to receive notices and communications: Steven Kalmin, Baarermattstrasse 3, Baar, Switzerland (V8), CH-6340, 41 41 709 2000

## Reporting persons
- Glencore International AG (CIK 0001032383): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 36,005,947; sole dispositive power 0; shared dispositive power 36,005,947; aggregate amount beneficially owned 36,005,947 (36.6% of the class)
- Glencore plc (CIK 0001521365): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 36,005,947; sole dispositive power 0; shared dispositive power 36,005,947; aggregate amount beneficially owned 36,005,947 (36.6% of the class)
- Glencore AG (CIK 0001449539): type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 17,505,947; sole dispositive power 0; shared dispositive power 17,505,947; aggregate amount beneficially owned 17,505,947 (17.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 Par Value
Name of issuer: CENTURY ALUMINUM COMPANY
Address of issuer's principal executive offices: One South Wacker Drive, Suite 1000, Chicago, Illinois (IL), 60606
Comment: Century Aluminum Company is a Delaware Corporation

## Item 2. Identity and Background
Name of person filing:
This Statement is being filed by the following reporting persons (the "Reporting Persons"):

(i) Glencore plc, formerly known as Glencore Xstrata plc which was formerly known as Glencore International plc ("Glencore plc")

(ii) Glencore International AG ("Glencore International")

(iii) Glencore AG ("Glencore AG")
Residence or business address:
The business address for each of the Reporting Persons and for each other person identified in Item 2(c) (and any corporation or other organization in which any such person conducts his or her principal employment) for whom or which no business address is specified Item 2(c) is:

Baarermattstrasse 3, CH-6340, Baar, Switzerland.
Present principal occupation or employment:
Glencore plc is a public company with its ordinary shares listed on the London Stock Exchange and the Johannesburg Stock Exchange. Glencore plc is the parent company of Glencore International which, together with its subsidiaries, including Glencore AG, is a leading integrated producer and marketer of natural resources, with worldwide activities in the production, refinement, processing, storage, transport and marketing of metals and minerals and energy products. Glencore AG is a direct wholly-owned subsidiary of Glencore International. Glencore plc together with its subsidiaries is referred to as the "Glencore Group" in this Schedule 13D.

The (i) name, (ii) business address (if different from the Reporting Persons' address set forth in Item 2(b)), (iii) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted (and the principal business and address thereof, if different from the Reporting Persons'), and (iv) the citizenship of each of the directors and executive officers of each Reporting Person is set forth below. To the best knowledge of the Reporting Persons, none of the persons identified below beneficially owns any shares of Common Stock.

Directors of Glencore plc:

(i) Gary Nagle
(iii) Principal Occupation: Chief Executive Officer of Glencore plc
(iv) Citizenship: South Africa

(i) Kalidas Madhavpeddi
(iii) Principal Occupation: Non-Executive Chairman of Glencore plc
(iv) Citizenship: USA

(i) John Wallington
(iii) Principal Occupation: Non-Executive Director of Glencore plc
(iv) Citizenship: South Africa

(i) Martin Gilbert
(ii) Business Address: 18 Hanover Square, London W1S 1JY, United Kingdom
(iii) Principal Occupation: Non-Executive Chairman of Glencore plc
(iv) Citizenship: United Kingdom

(i) Cynthia Carroll
(iii) Principal Occupation: Non-Executive Chairman of Glencore plc
(iv) Citizenship: USA

(i) Liz Hewitt
(ii) Business Address: 18 Hanover Square, London W1S 1JY, United Kingdom
(iii) Principal Occupation: Non-Executive Director of Glencore plc
(iv) Citizenship: United Kingdom

(i) Gill Marcus
(ii) Business Address: 3rd Floor, Worley Parsons Building, 39 Melrose Boulevard, Melrose Arch, Melrose North 2196, South Africa
(iii) Principal Occupation: Non-Executive Director of Glencore plc
(iv) Citizenship: South Africa

(i) Maria Margarita Zuleta
(iii) Principal Occupation: Non-Executive Director of Glencore plc
(iv) Citizenship: Colombia

Executive Officers of Glencore plc:

(i) Gary Nagle
(iii) Principal Occupation: Chief Executive Officer of Glencore plc
(iv) Citizenship: South Africa

(i) Steven Kalmin
(iii) Principal Occupation: Chief Financial Officer of Glencore plc
(iv) Citizenship: Australia

Directors and Executive Officers of Glencore International AG:

(i) Gary Nagle
(iii) Principal Occupation: Chief Executive Officer of Glencore plc
(iv) Citizenship: South Africa

(i) Steven Kalmin
(iii) Principal Occupation: Chief Financial Officer of Glencore plc
(iv) Citizenship: Australia

(i) John Burton
(iii) Principal Occupation: Company Secretary of Glencore plc
(iv) Citizenship: United Kingdom

Directors and Executive Officers of Glencore AG:

(i) Martin W. Haering
(iii) Principal Occupation: Tax Officer of the Glencore Group
(iv) Citizenship: Switzerland

(i) Carlos Perezagua
(iii) Principal Occupation: Chief Risk Officer of the Glencore Group
(iv) Citizenship: Spain

(i) Stephan Huber
(iii) Principal Occupation: Treasurer of the Glencore Group
(iv) Citizenship: Switzerland
Criminal convictions in the last five years:
Other than as set forth below, none of the Reporting Persons nor, to the best of their knowledge, any of the other persons listed in Item 2(c) has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

On May 24, 2022, in an agreement with the Department of Justice ("DOJ"), subject to final approval by the Court, Glencore International AG, a wholly-owned subsidiary of Glencore plc, agreed to $428,521,173 in fines and $272,185,792 in forfeiture and disgorgement and pled guilty in the Southern District of New York to one count of conspiracy to violate the US Foreign Corrupt Practices Act related to past actions in certain overseas jurisdictions. Glencore International AG agreed to pay $262,590,214 to the United States, with up to $136,236,140 to be credited against the resolution with UK authorities and up to $29,694,819 to be credited against any potential resolution with Swiss authorities, both in connection with investigations into related conduct. The DOJ resolution provided for forfeiture of $181,457,195 and credited Glencore International AG for $90,728,597 in disgorgement to the Commodity Futures Trading Commission ("CFTC"). The DOJ agreement provides for the appointment of an independent compliance monitor for a period of three years to assess and monitor Glencore International AG's compliance with the terms of the agreement and evaluate the effectiveness of its compliance program and internal controls.

On May 24, 2022, in a separate agreement with the DOJ, Glencore AG agreed to a fine of $341,221,682 and forfeiture of $144,417,203 and pled guilty in the District of Connecticut to one count of conspiracy to commit commodity price manipulation related to past market conduct in certain US fuel oil markets. Of this amount, $242,819,443 will be credited against the resolution with the CFTC. The DOJ agreement provides for the appointment of an independent compliance monitor for a period of three years to assess and monitor Glencore AG's compliance with the agreement and evaluate the effectiveness of its compliance program and internal controls.

In March 2025, the DOJ announced the early conclusion of the monitorships following a review of the facts and circumstances of the case as well as Glencore's efforts to date.

On May 24, 2022, Glencore International AG, Glencore AG and Chemoil Corporation (a wholly-owned subsidiary of Glencore plc) reached a separate agreement to resolve an investigation by the CFTC in relation to civil violations of the Commodity Exchange Act and CFTC regulations, in connection with past market conduct in certain US fuel oil markets as well as past corrupt practices in certain overseas jurisdictions. The companies agreed to pay $333,548,040 in civil penalties and disgorgement to the CFTC, with the $852,797,810 balance of the penalty to the CFTC being offset against penalties imposed by other authorities.

On May 24, 2022, Glencore further agreed to pay $39,598,367 under a resolution signed with the Brazilian Federal Prosecutor's Office in connection with its bribery investigation.

On June 21, 2022, Glencore Energy UK Limited (a wholly-owned subsidiary of Glencore plc) pled guilty in Southwark Crown Court to five counts of bribery and two counts of failure to prevent bribery under the UK Bribery Act 2010. On November 3, 2022, Glencore Energy UK Limited was sentenced to pay a financial penalty and costs of GBP 280,965,093.

On August 5, 2024, the Office of the Attorney General of Switzerland ("OAG") announced that it has closed its criminal investigation against Glencore International with a summary penalty order and an abandonment order. The summary penalty order holds Glencore International criminally liable for failing to have taken all necessary and reasonable organisational measures to prevent the bribery of a Congolese public official by a business partner in 2011 in connection with the acquisition from the state-owned mining company by that business partner of minority stakes in two mining companies in the Democratic Republic of the Congo. The OAG stated in the summary penalty order that it did not identify that any Glencore employees had any knowledge of the bribery by the business partner, nor did Glencore benefit financially from the conduct of the business partner. Glencore International has been sentenced to a fine of CHF 2 million and the OAG imposed a compensation claim in the amount of US$150 million in respect of the estimated benefit obtained by the business partner. Glencore has cooperated fully with the investigation by the OAG and taken significant measures to enhance its compliance programme, particularly since 2016, both of which were taken into account as mitigating factors in setting the amount of the fine. The parallel investigation by the Dutch Prosecution Service has also been concluded, and the case was dismissed following the resolution of the Swiss investigation. Glencore does not admit the findings of the OAG, but in the interests of resolving this matter has agreed not to appeal the summary penalty order.

In September 2024, the Glencore plc was notified by the Economic Crime and Confiscation Unit (ECCU) of the Law Officers' Department, Jersey that it was investigating the company in respect of (i) the corrupt activities and related money laundering of the Group; and (ii) the accuracy of assurances, representations and warranties given to all parties involved in the approval, issuance and promotion of the initial public offering prospectus of the Company in 2011. The investigation appears to be related to the same underlying facts as the concluded resolutions with the other authorities.
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons nor, to the best of their knowledge, any of the other persons listed on Item 2(c) hereto has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Glencore plc is a company organized under the laws of Jersey.

Each of Glencore International and Glencore AG is a company organized under the laws of Switzerland.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Since the Company's initial public offering of Common Stock and the registration of Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended, in April 1996, the Reporting Persons have purchased an aggregate of 19,678,311 additional shares of Common Stock (not including shares of Common Stock issued or issuable upon conversion of preferred stock owned by the Reporting Persons or pursuant to options or other compensatory grants issued to Mr. Willy R. Strothotte, in his then capacity as a director of the Company, who held such options or other grants as nominee for the Reporting Persons) in registered public offerings by the Company and in open market transactions, 500,000 shares of Cumulative Convertible Preferred Stock, par value $0.01 per share, from the Company in a private transaction in April 2001 (all of which were converted into 1,395,089 shares of Common Stock in May 2004), and 160,000 shares of Series A Preferred Stock, par value $0.01 per share (the "Series A Preferred Shares"), from the Company in a private transaction in July 2008 (which are convertible into shares of Common Stock as summarized in Item 6 below).

The consideration paid by the Reporting Persons for the 19,678,311 shares of Common Stock, the 500,000 shares of Cumulative Convertible Preferred Stock and the 160,000 shares of Series A Preferred Shares was $359,657,954, $25,000,000 and $1,090,259,200, respectively, in cash, all of which was obtained from the Reporting Persons' internal working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons remain confident in the management team and outlook of the Company, maintain a position in the Company and intend to continue to hold Common Stock for investment purposes.

Since the Company's initial public offering in 1996, in which the Reporting Persons sold approximately 60% of their Common Stock, the Reporting Persons have held Common Stock, and have acquired additional securities of the Company, for investment purposes. On November 10, 2025, the Reporting Persons decided to rebalance and optimize its global aluminium investment portfolio, and thereby took action to monetize a portion of their investment via a sale of 9,000,000 shares in a block trade pursuant to Rule 144 and subject to customary conditions (the "Subject Sale"). Reference is made to Item 6 of the Statement and the Certificate of Designation for the Series A Preferred Shares, all of which automatically converted into Common Stock upon consummation of the Subject Sale.

The Reporting Persons may also purchase or sell additional shares of Common Stock and other securities of the Issuer. Such transactions could be in the open market and/or in privately negotiated or structured transactions, provided that any such transactions would be on terms deemed favorable by the Reporting Persons. In addition, the Reporting Persons may formulate plans or proposals for, hold discussions with the Company's management, the Company's Board of Directors, the Company's stockholders and other parties about, and reserve the right to explore, or make plans or proposals relating to, transactions, discussions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons' consideration or discussion of any action would be based on their own assessment of various relevant considerations and any subsequent developments affecting the Company and its prospects.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Glencore AG beneficially owns 17,505,947 shares of Common Stock, or 17.8% of the outstanding Common Stock, which it holds directly, and each of Glencore plc and Glencore International beneficially owns an aggregate of 36,005,947 shares of Common Stock, or 36.6% of the outstanding Common Stock, consisting of 18,500,000 shares held directly by Glencore International and the 17,505,947 shares held directly by Glencore AG. The shares reported as beneficially owned by the Reporting Persons include the 4,948,591 shares of Common Stock issued upon the automatic conversion of the 49,485.91 Series A Preferred Shares held directly by Glencore AG upon consummation of the Subject Sale. As described more fully in Item 6 below, the Series A Preferred Shares held by Glencore AG were convertible at a conversion ratio of 100 shares of Common Stock for each Series A Preferred Share in the event of sales of Common Stock by the Reporting Persons and the occurrence of other diluting events, with each conversion capped at the number of Shares of Common Stock necessary to maintain the Reporting Persons' percentage ownership of Common Stock, and in certain other limited circumstances that would also not have resulted in an increase in the percentage of shares of Common Stock the Reporting Person would have had the power to vote or to direct the voting of.

To the best knowledge of the Reporting Persons, none of the other persons identified in Item 2(c) beneficially owns any shares of Common Stock.

The beneficial ownership percentages reported herein are based upon 98,290,560 shares of Common Stock outstanding, consisting of (i) 93,341,969 shares of Common Stock reported as outstanding as of November 6, 2025, based on the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2025, and (ii) the 4,948,591 shares of Common Stock issued upon the automatic conversion of the 4,948.591 Series A Preferred Shares held by Glencore AG upon consummation of the Subject Sale. Reference is made to the discussion of the terms of the Certificate of Designation for the Series A Preferred Shares in Item 6 of the Statement.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons share the power to vote and direct the voting of and to dispose or to direct the disposition of the 36,005,947 shares of Common Stock reported as beneficially owned by them herein, except that Glencore AG shares the power to vote and direct the voting of and to dispose or to direct the disposition of only the 17,505,947 shares held directly by it.
Transactions in the class effected during the past sixty days: Except for the Subject Sale referenced in Item 4 above, in which, on November 10, 2025, Glencore International sold 9,000,000 shares of Common Stock at a price per share of $30.25 in a block trade under Rule 144, none of the Reporting Persons nor, to the Reporting Persons' knowledge, any of the other persons identified in Item 2(c), has engaged in any transaction during the past 60 days in any Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Series A Preferred Stock Purchase: On July 7, 2008 the Company entered into a Stock Purchase Agreement with Glencore Investment Pty Ltd. ("Glencore Investment Pty") pursuant to which Glencore Investment Pty purchased the Series A Preferred Shares. The following represents a summary of the terms of the agreements and instruments relating to the July 7, 2008 purchase of the Series A Preferred Shares that remain in effect:

Certificate of Designation: The rights and privileges of the Series A Preferred Shares are set forth in a Certificate of Designation filed with the Secretary of State of the State of Delaware on July 7, 2008 (the "Certificate of Designation"). The following summarizes the material terms of the Series A Preferred Shares, as reflected in the Certificate of Designation:

Dividends. Dividends will be declared and paid on the Series A Preferred Shares when, as and if, and in the same amounts (on an as-converted basis), declared and paid on the Common Stock.

Voting. The Series A Preferred Shares has no voting rights, except to vote as a separate class on any proposal to or that would amend, alter or repeal or otherwise change any provision of the Company's Certificate of Incorporation or the Certificate of Designation if such amendment would increase or decrease the number of authorized shares of Series A Preferred Shares, increase or decrease the par value of the Series A Preferred Shares or alter or change the powers, preferences or special rights of the Series A Preferred Shares.

Liquidation Preference. Upon liquidation, dissolution or winding up of the Company, holders of Series A Preferred Shares are entitled to a liquidation preference of $0.01 per share, and thereafter are entitled to share ratably (on an as-converted basis) with the Common Stock in the distribution of any remaining assets (net of an amount equivalent to the aggregate amount of the liquidation preference).

Automatic Conversion. The Series A Preferred Shares shall be automatically converted into shares of Common Stock at a conversion ratio of 100 shares of Common Stock for each share of Series A Preferred Shares (the "Conversion Ratio") upon the occurrence of the following events: (i) any event that would dilute the Reporting Persons' percentage beneficial ownership of Common Stock (determined consistent with the definition of beneficial ownership under Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Rule 13d-3")), to the extent necessary to maintain the same percentage ownership as immediately prior to the diluting event; (ii) the sale or other transfer of Series A Preferred Shares to non-affiliates of the Reporting Persons, and (iii) upon the consummation of any merger or business combination transaction involving the Company or the sale of all or substantially all of the property or assets of the Company and its subsidiaries, unless the consideration in the transaction is other than cash or marketable securities and the Reporting Persons have voted their Common Stock against the transaction (in which case, the Series A Preferred Shares will be redeemed as described below).

Optional Conversion. At the option of each holder, the Series A Preferred Shares may be converted into Common Stock at the Conversion Ratio and tendered into a tender or exchange offer in which a majority of the outstanding shares of Common Stock have been tendered.

Mandatory Redemption. If (i) the Company proposes (x) to engage in a merger or business combination transaction involving the Company or to sell all or substantially all of the property or assets of the Company and its subsidiaries in a transaction where the consideration payable to the holders of Common Stock is other than cash, marketable securities or shares of the Company's subsidiaries, or (y) to dissolve and wind up (other than as part of a transaction contemplated by (x)) and assets other than cash, marketable securities or shares of the Company's subsidiaries will be distributed to the Company's stockholders, and (ii) the Reporting Persons vote any and all of their Common Stock against the proposal, the Company must redeem all of the Series A Preferred Shares at a redemption price equivalent to the average of the closing price for the Common Stock on Nasdaq for twenty (20) trading days starting twenty-two (22) trading days before the first public announcement of the Company's proposal.

Preemptive Rights. If the Company proposes to issue or sell, in a transaction directed to holders of Common Stock, any Common Stock or other stock ranking on parity with the Common Stock (or any securities convertible or exchangeable for, or any options, warrants or other rights to subscribe for, such stock) (but excluding issuances to employees and issuances triggered under a stockholders rights plan by acquisitions by the Reporting Persons) at a price below the average of the closing price for the Common Stock on Nasdaq for twenty (20) trading days starting twenty-two (22) trading days before the Board of Directors authorizes such issuance or sale, the holders of Series A Preferred Shares must be given the opportunity to participate in such issuance on an as-converted basis.

Transfer Restrictions. Except for transfers to pledgees (subject to certain conditions), the Series A Preferred Shares may be transferred only in widely-distributed public offerings or in transactions that comply with Rule 144 under the Securities Act of 1933, as amended, and following any such transfer, will automatically convert to Common Stock.
On November 10, 2025, all 49,485.91 shares of Series A Preferred Shares held by Glencore AG were automatically converted into 4,948,591 shares of Common Stock upon the consummation of the Subject Sale. As a result of this conversion, the Reporting Persons no longer own any shares of Series A Preferred Stock.

Standstill and Governance Agreement: In connection with the Stock Purchase Agreement, on July 7, 2008 Glencore AG and the Company entered into a Standstill and Governance Agreement (the "Governance Agreement"). Certain standstill obligations of Glencore AG and its affiliates under the Governance Agreement expired on each of April 8, 2009 and January 7, 2010. No standstill obligations under the Governance Agreement are currently binding on Glencore AG or any of its affiliates. The following is a summary of the material terms of the Governance Agreement that remain in effect today:

Board Representation. The Reporting Persons will have the right to designate a nominee for election to the Board of Directors, subject to the consent of the nominating committee. This right will terminate if the Reporting Persons (and their affiliates) beneficially own (within the meaning of Rule13d-3) less than 10% of the Common Stock for a period of three continuous months.

Registration Rights Agreement: On July 7, 2008, Glencore Investment Pty and the Company entered into a Registration Rights Agreement, containing customary terms and conditions (the "Registration Rights Agreement"), pursuant to which the Company has agreed to register the Series A Preferred Shares for resale by the Reporting Persons and their affiliates and any of their respective pledgees. Sales under the Registration Rights Agreement must be made in open market transactions that comply with Rule 144 under the Securities Act of 1933, as amended, or in widely distributed public offerings. The Reporting Persons, their affiliates and any of their respective pledgees are entitled to demand up to six registrations from and after November 5, 2008 and subject to certain customary restrictions, may at any time participate in registered offerings initiated by the Company for its own account or the account of other stockholders.
Under the Certificate of Designation, Series A Preferred Shares sold under the Registration Rights Agreement will automatically convert to shares of Common Stock upon such sale. Subject to the restriction on the number of demand registrations, the registration rights will continue until the Common Stock issued upon conversion of the Series A Preferred Shares are sold under an effective registration statement or the Series A Preferred Shares are no longer outstanding. The Company will be responsible for all fees and expenses relating to any registration of the Series A Preferred Shares, except that the Reporting Persons will be responsible for any underwriters commissions and any fees and expenses of their legal counsel and any other advisors retained by them (including underwriters' counsel in the case of demand registrations).

Support Agreement: The Company disclosed in its notice of Annual Meeting of Stockholders held on May 27, 2009 and related proxy statement a management proposal to amend the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock. Following filing of the proxy statement, Glencore AG and the Company engaged in discussions relating to the proposed increase in the Company's authorized capital. The Company determined to amend the proposal to provide for an increase in the number of authorized shares of Common Stock from 100,000,000 to 195,000,000, and on May 4, 2009, the Company and Glencore AG entered into a Support Agreement (the "Support Agreement") whereby (a) Glencore AG agreed to vote for the amended proposal to increase authorized capital and the other matters being proposed by the Company for approval at the May 27, 2009 stockholders meeting, and (b) except for certain limited and strategic transactions and other customary exceptions, the Company agreed to give the Reporting Persons the right to maintain their equity percentage ownership in the Company by purchasing (i) their pro rata portion of additional shares of Common Stock and other securities or interests convertible into or exchangeable or exercisable for Common Stock (including cash settled derivatives) issued by the Company and its affiliates in cash offerings and (ii) additional shares of Common Stock and other securities or interests convertible into or exchangeable or exercisable for Common Stock (including cash settled derivatives) issued by the Company and its affiliates in any debt exchange offers if and to the extent the aggregate cumulative number of shares of Common Stock or their equivalent issued in debt exchanges in any twelve month period prior to November 4, 2010 would equal or exceed 30 million shares. The right to acquire securities will terminate if the Reporting Persons beneficially own (within the meaning of Rule13d-3) less than 10% of the Common Stock for a period of three continuous months.

Irrevocable Proxies: On September 14, 2017, Glencore AG granted to the Chief Accounting Officer and the Treasurer of the Company a five-year irrevocable proxy (the "2017 Glencore Irrevocable Proxy") to vote, as directed by Glencore AG, all shares of Common Stock that Glencore AG owns of record from time to time, provided that the proxies must limit the number of such shares they vote on each matter submitted to the stockholders such that the number of such shares they vote, when added to other shares that Glencore AG and its affiliates have the right to vote (including the Specified Shares), do not equal or exceed 50% of the total number of shares voted by all stockholders. The Glencore Irrevocable Proxy expired in accordance with its terms on September 14, 2022. On March 23, 2023, the Reporting Persons granted to the Chief Accounting Officer and the Treasurer of the Company a five-year irrevocable proxy (the "2023 Glencore Irrevocable Proxy") on the same terms as the 2017 Glencore Irrevocable Proxy.

Security Deeds: On December 1, 2023, Glencore International and Glencore AG together pledged 39,655,115 shares of Common Stock in aggregate (the "Pledged Shares") to HSBC Bank PLC as lender, to secure a revolving loan facility made available to Glencore International (the "2023 Credit Facility"). The 2023 Credit Facility remains available until terminated by the lender. The 2023 Credit Facility and the related deeds of security pursuant to which each of the pledgors granted the pledge of the Pledged Shares owned by it (the "2023 Security Deeds") contain covenants, events of default and other terms and conditions customary for facilities of this type. Glencore International's obligations under the 2023 Credit Facility are guaranteed by Glencore plc. The number of Pledged Shares was reduced as a result of the sale of the Subject Shares.

The foregoing descriptions of the Certificate of Designation, Governance Agreement, Registration Rights Agreement, Support Agreement, 2017 Glencore Irrevocable Proxy, 2023 Glencore Irrevocable Proxy and 2023 Security Deeds do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text of such instruments and agreements, which are filed herewith or were previously filed with the Securities and Exchange Commission as exhibits to this Statement, and are hereby incorporated herein by reference. Except for terms of such instruments and agreements, to the best knowledge of the Reporting Persons, there exists no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
24.1. Power of Attorney of Glencore AG

24.2. Power of Attorney of Glencore International AG

24.3. Power of Attorney of Glencore plc

99.1. Joint Filing Agreement, dated November 11, 2025, among Glencore plc, Glencore International AG and Glencore AG relating to the filing of a joint statement on Schedule 13D

99.2. Certificate of Designation of the Series A Preferred Shares (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2008)

99.3. Standstill and Governance Agreement (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2008)

99.4. Registration Rights Agreement (Incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2008)

99.5. Support Agreement (Incorporated by reference to Exhibit 10.01 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 4, 2009)

99.6. Glencore Irrevocable Proxy, dated March 24, 2023, given by Glencore AG, Glencore International AG and Glencore plc to certain officers of the Company (Included with Amendment No. 27 to this Schedule 13D, filed on January 5, 2024)

99.7. Form of Security Deeds, each dated December 1, 2023, between Glencore International AG and Glencore AG respectively and HSBC Bank PLC (Included with Amendment No. 27 to this Schedule 13D, filed on January 5, 2024)

## Signatures
- Glencore International AG: /s/ John Burton, John Burton/Authorised Signatory (11/11/2025)
- Glencore plc: /s/ John Burton, John Burton/Authorised Signatory (11/11/2025)
- Glencore AG: /s/ John Burton, John Burton/Authorised Signatory (11/11/2025)